EXHIBIT 6
                          VIDESH SANCHAR NIGAM LIMITED
                          (A Govt. of India Enterprise)
            Videsh Sanchar Bhavan, M.G. Road, Fort, Mumbai - 400 001

                                                       PRESS RELEASE NO. 22/2001
                                                    MUMBAI, 10TH SEPTEMBER, 2001

                     VSNL LAUNCHES INTERNET SERVICES AT GOA

VSNL today, announced the launch of its dial up Internet Services from Goa. Goa has now become the 15th node in the VSNL Internet network from where dial up services have been made available.

At Goa, Panjim, being the state Capital the demand for VSNL Internet Services was growing steadily. As a result VSNL decided to establish its Internet node at Goa. The Goa node is directly connected with VSNL, Mumbai to ensure high quality international connectivity.

VSNL has been providing Internet leased port services to customers in Goa through its facilities located in the city. VSNL has already set-up earth stations at Goa at Verna Industrial Estate under Software Technology Part (STP) to facilitate Goa to emerge as an important Software development Centre in India.

The launch of dialup services from Goa throws open the availability of VSNL Internet packages including the Internet regular packages, Internet based Value Added Services such as VPN, VMAIL, ALICE etc. to hosts of users both residential and business houses.

Commenting on the commissioning of the Internet node at Goa, Shri K.P. Tiwari, officiating Director (Ops) said "LAUNCHING OF THE DIAL UP SERVICES WOULD
FACILITATE THE CUSTOMERS OF GOA TO AVAIL OF VARIOUS VSNL INTERNET SERVICES/PACKAGES DIRECTLY. THIS SHALL ALSO PROVE TO BE A MAJOR BOOST OF INFORMATION TECHNOLOGY INDUSTRY IN GOA. VSNL IS READY TO LAUNCH SIMILAR INTERNET DIAL-UP SERVICES IN SOME MORE CITIES IN INDIA IN VERY RECENT FUTURE."

VSNL currently has 6.5 lakhs dial-up customers served from 1 GBP Internet Bandwidth and about 1.5 GB bandwidth in its Internet domestic backbone. VSNL is currently serving 1500 Internet Leaded line customers at various cities in India. VSNL also offers Internet based VPN services at 22 cities in India.

                                                /S/ DR. GC BANIK
                                                (DR. GC BANIK)
                                                CHIEF GENERAL MANAGER (PR)

Copy forwarded to: The News Editor/Correspondents of various newspapers and news agencies/PIB/Doordarshan/AIR/Stock Exchange for kind coverage.